

Mail Stop 3720

October 10, 2007

Frank Arnone
Chief Executive Officer
Generic Marketing Services, Inc.
2811 Reidville Road, Suite 23
Spartanburg, SC 29301

> **Re:** **Generic Marketing Services, Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed October 1, 2007**
> **File No. 333-145132**

Dear Mr. Arnone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 indicating that you are relying upon Rule 415(a)(1)(ii) to conduct this offering. However, Rule 415(a)(1)(ii) involves securities sold pursuant to dividend or interest reinvestment plans or employee benefit plans which is inapplicable to your proposed offering of shares on behalf of selling shareholders. In addition on page 41 you continue to state that the selling shareholders may sell their shares at a fixed price "until shares of our common stock are quoted on the OTC Bulletin Board…." Please remove this statement and ensure that you have no disclosure in the document that would imply that shareholders may sell at other than a fixed price for the duration of the offering.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director